SSLJ.com Limited Announces Changes to Board Composition, Appointment of New CEO, and Entry into Certain Material Agreements

WUHAN, China, March 6, 2019 /PRNewswire/ — SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), today announced the resignation of its chairman and chief executive officer, Mr. Warren Wang, and the appointment of his replacement, Mr. Xinyu Yang, effective in each case as of March 5, 2019.

SSLJ’s new chairman and chief executive officer, Mr. Yang, 48, was appointed to the board of directors of the Company on February 7, 2019. Mr. Yang has been an executive director at Hong Kong Langkun Investment Co., Ltd. since 2018 and served as the chairman of the board of directors of Guangdong Yungu Media Joint Stock Company (“Yungu”), a joint stock company formed under the laws of the PRC, since 2015. Prior to that, Mr. Yang served as the chairman of the board of directors of Chengdu Beiruan Investment Co., Ltd. from 2003 to 2015. Mr. Yang received a bachelor’s degree in Electronic Engineering from Chengdu Electronic Technology University in 1992.

SSLJ also announced the entry by the Company and certain parties into a non-binding letter of intent (the “Letter of Intent”) whereby, among other things, SSLJ will acquire controlling rights in Yungu in exchange for the issuance of new Class A ordinary shares of the Company representing 90% of the total outstanding shares of capital stock of the Company, on a fully-diluted and converted basis, to certain affiliates of Yungu and cash consideration of up to $1.1 million, which shall be used to pay the Company’s outstanding debt to Wei Zheng, its controlling shareholder (the “Yungu Transaction”). The transaction would result in the Company disposing of its current business and acquiring the business of Yungu, which is operating an out-of-home advertising network in China consisting primarily of 2D and 3D digital displays. The Company’s current assets, liabilities and debts, including its ownership interest in its subsidiaries, other than certain excluded assets and liabilities, will be transferred and sold to a third party to be designated by Mr. Zheng for $200,000 in consideration. The consummation of the transactions contemplated by the Letter of Intent will be subject to customary representations and warranties, and certain conditions such as approval of the board of directors of the Company and Yungu, regulatory compliance, shareholder approval, receipt of required financial statements of Yungu, agreement on all final terms and conditions and negotiation of definitive agreements, and there having occurred no material adverse change in the business or condition, financial or otherwise, of either party. SSLJ can provide no assurances that these conditions will be satisfied. Management cautions investors against making investment decisions based on any expectation that the proposed transaction will be consummated, because, in its view, such expectations are speculative.

In addition, pursuant to such Letter of Intent, Mr. Zheng has granted an irrevocable voting proxy appointing Mr. Yang as the sole voting proxy of Mr. Zheng’s shares in the Company. To the Company’s knowledge, Mr. Zheng beneficially owns approximately 64.6% of the outstanding shares of the Company’s common stock. It is also contemplated that, in connection with the Yungu Transaction, the Company will undertake a reverse stock split at a ratio to be determined.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These statements are subject to the risks and uncertainties, including: difficulties, delays, unexpected costs or the inability to reach definitive documents with respect to, or consummate, the proposed business combination and other transactions referred to in this press release and those described in the documents we file with the U. S. Securities and Exchange Commission, and risks associated with the inherent uncertainty of Yungu’s future financial results, the ability of management to successfully integrate Yungu’s operations, the availability and pricing of additional capital to finance the Company’s operations, the intensity of competition, changes and volatility in the Company’s stock prices and general economic conditions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com